FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Citigroup Mortgage Loan Trust Inc.	**0001257102**
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, November 26, 2003, Series 2003-UP3	**333-107958**
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number, if available

____

Name of Person Filing the Document
(If Other than the Registrant)

03039236

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: November 26, 2003

CITIGROUP MORTGAGE LOAN TRUST INC.

By:________________________________

Name: Matthew R. Bollo

Title: Asst. Vice President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.2	Computational Materials	P*

---

*The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic filing requirements.

[TPW: NYLEGAL:192118.1] 15527-01299 11/26/03 12:01pm

Preliminary Term Sheet November 13, 2003

Citigroup Mortgage Loan Trust, Inc.
Series 2003-UP3
$302,357,000(Approximate Total Offered Size)
Fixed Rate Alt-A Residential Mortgage Loans

Class	Principal Balance [1]	Coupon	WAL (Yrs)[10]	Pymt Window (Mths)	Interest Rate Type	Tranche Type	Expected Ratings Moody's/Fitch
OFFERED CERTIFICATES							
Class A-1	$89,052,000	7.00%	2.89	1 - 118	Fixed	Senior	Aaa/AAA
Class A-2	$185,796,000	7.00%	3.85	1 - 136	Fixed	Senior	Aaa/AAA
Class A-3	$27,509,000	7.00%	4.00	1 - 136	Fixed	Senior	Aaa/AAA
NON-OFFERED CERTIFICATES							
Class IO-1	$96,723,941[5,7]	1.13%[2]	N/A	1 - 115	Variable	Senior	Aaa/AAA
Class IO-2	$204,085,893[5,8]	0.78%[3]	N/A	1 - 136	Variable	Senior	Aaa/AAA
Class IO-3	$32,591,614[5,9]	0.38%[4]	N/A	1 - 136	Variable	Senior	Aaa/AAA
Class PO-1	$1,868,339	0.00%	3.02	1 - 118	N/A[6]	Senior	Aaa/AAA
Class PO-2	$6,044,603	0.00%	4.20	1 - 136	N/A[6]	Senior	Aaa/AAA
Class PO-3	$3,126,173	0.00%	4.34	1 - 136	N/A[6]	Senior	Aaa/AAA
Class B-1	$5,667,700	7.00%	7.50	1 - 136	Fixed	Subordinate	Aa2/AA
Class B-2	$4,334,100	7.00%	7.50	1 - 136	Fixed	Subordinate	A2/A
Class B-3	$3,167,200	7.00%	7.50	1 - 136	Fixed	Subordinate	Baa2/BBB
Class B-4	$1,666,900	7.00%	7.50	1 - 136	Fixed	Subordinate	Ba2/BB
Class B-5	$1,666,900	7.00%	7.50	1 - 136	Fixed	Subordinate	B2/B
Class B-6	$3,502,533	7.00%	7.50	1 - 136	Fixed	Subordinate	NR/NR

(1) Certificate sizes are subject to change
(2) For the 1st Distribution Date, the Class IO-1 Certificates will bear interest at a rate equal to 1.13%. On each subsequent Distribution Date, the Class IO-1 Certificates will bear interest at a variable rate equal to the weighted average Stripped Rate of the Group I Mortgage Loans.
(3) For the 1st Distribution Date, the Class IO-2 Certificates will bear interest at a rate equal to 0.78%. On each subsequent Distribution Date, the Class IO-2 Certificates will bear interest at a variable rate equal to the weighted average Stripped Rate of the Group II Mortgage Loans.
(4) For the 1st Distribution Date, the Class IO-3 Certificates will bear interest at a rate equal to 0.38%. On each subsequent Distribution Date, the Class IO-3 Certificates will bear interest at a variable rate equal to the weighted average Stripped Rate of the Group III Mortgage Loans.
(5) The Class IO-1, Class IO-2, and Class IO-3 Certificates will not receive any distributions of principal, but will accrue interest on a notional amount.
(6) The Class PO-1, Class PO-2, and Class PO-3 Certificates will not receive any distributions of interest.
(7) The Class IO-1 notional balance will equal the balance of the Group I Mortgage Loans.
(8) The Class IO-2 notional balance will equal the balance of the Group II Mortgage Loans.
(9) The Class IO-3 notional balance will equal the balance of the Group III Mortgage Loans.
(10) Assumes constant prepayment speed of 300% PSA to Call.

FOR ADDITIONAL INFORMATION PLEASE CALL:

Citigroup Global Markets Inc.

Mortgage Finance

Joel Katz	212-723-6508
Matt Bollo	212-723-6375
Ian Wesson	212-723-6334

Mortgage Trading

Jim De Mare	212-723-6325
Steve Cozine	212-723-6325
William Anast	212-723-6325
Adrian Wu	212-723-6406

Preliminary Summary of Terms

Depositor:	Citigroup Mortgage Loan Trust, Inc.
Servicer:	Union Planters Mortgage, Inc. ("Union Planters")
Lead Underwriter:	Citigroup Global Markets, Inc.
Trustee:	Wells Fargo Bank, N.A.
Rating Agencies:	Moody's Investors Services and Fitch Ratings
Custodian	Wells Fargo Bank, N.A.
Cut-off Date:	November 1, 2003
Pricing Date:	On or about November 17, 2003
Closing Date:	On or about November 25, 2003
Distribution Dates:	The 25th day of each month (or if not a business day, the next succeeding business day), commencing on December 26, 2003.
Collateral:	The transaction will be collateralized by first-lien fixed-rate Alt-A mortgage loans secured by one-to-four family residential properties.
Certificates:	The "***Certificates***" will consist of the Class A-1, Class A-2, Class A-3, Class IO-1, Class IO-2, Class IO-3, Class PO-1, Class PO-2, Class PO-3, Class B-1, Class B-2, Class B-3, Class B-4, Class B-5, Class B-6, and Class R Certificates.
Offered Certificates:	The "***Offered Certificates***" will consist of the Class A-1, Class A-2, and Class A-3 Certificates. Generally, the Class A-1 Certificates will receive principal and interest from the Group I Mortgage Loans, the Class A-2 Certificates will receive principal and interest from the Group II Mortgage Loans, and the Class A-3 Certificates will receive principal and interest from the Group III Mortgage Loans.
Senior Certificates:	The "**Senior Certificates**" will consist of the Class A-1, Class A-2, Class A-3, Class IO-1, Class IO-2, Class IO-3, Class PO-1, Class PO-2, Class PO-3, and Class R Certificates.
Subordinate Certificates:	The "**Subordinate Certificates**" will consist of the Class B-1, Class B-2, Class B-3, Class B-4, Class B-5, and Class B-6 Certificates.
Interest Only Certificates:	The ***"Interest Only Certificates"*** will consist of the Class IO-1, Class IO-2, and Class IO-3 Certificates. The Interest Only Certificates will not be entitled to distributions of principal and will acrue interest based upon a notional amount.
Principal Only Certificates:	The "**Principal Only Certificates**" will consist of the Class PO-1, Class PO-2, and Class PO-3 Certificates. The Principal Only Certificates will not be entitled to distributions of interest.
Registration:	The Offered Certificates will be made available in book-entry form through DTC or upon request through Clearstream, Luxembourg and Euroclear.
ERISA Eligible:	The Offered Certificates are expected to be ERISA Eligible.

Preliminary Summary of Terms

SMMEA Eligible: The Offered Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Federal Tax Treatment: It is anticipated that the Certificates will represent ownership of REMIC regular interests for tax purposes.

Pricing Prepayment Speed: With respect to the mortgage loans 300% PSA

Delay Days: 24 days on the Offered Certificates

Day Count: 30/360 on the Offered Certificates

Accrued Interest: The amount paid by investors for the Offered Certificates will include accrued interest from the Cut-off Date up to, but not including, the Closing Date (24 days).

Interest Accrual Period: The interest accrual period (the "Accrual Period") with respect to the Offered Certificates for any Distribution Date will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis).

Expense Adjusted Net Mortgage Rate: The "**Expense Adjusted Net Mortgage Rate** " of each mortgage loan and for each group is equal to the weighted average of the loan rates of the Mortgage Loans in such group less the servicing fee rate.

Stripped Mortgage Rate: The Stripped Mortgage Rate on each mortgage loan is equal to the greater of (a) the Expense Adjusted Mortgage Rate minus 7.00% per annum and (b) 0% per annum.

Servicing Fee: The Servicing Fee on the mortgage loans is 25 bps.

Advances: The Servicer is required to make advances to cover delinquent payments of principal and interest through liquidation. Servicer advances are **NOT** a form of credit enhancement.

Compensating Interest: The Servicer is required to remit 30 days of interest on all loans paid in full or partial prepayments, to the extent of its servicing fee.

Prepayment Period: The Prepayment Period with respect to any Distribution Date is the period commencing on the day after the Determination Date in the month preceding the month in which such Distribution Date falls (or, in the case of the first Distribution Date, commencing November 1, 2003) and ending on the Determination Date of the calendar month in which such distribution date falls.

Clean-up Call: The terms of the transaction allow for retirement of the Certificates once the aggregate principal balance of the Mortgage Loans is equal to or less than 5% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "***Clean-up Call Date***").

Credit Enhancement: Senior/subordinate, shifting interest structure. The following are the senior credit enhancement levels:

Moody's	Fitch	Credit Enhancement
Aaa	AAA	6.00%

Subordination: Credit enhancement for the Senior Certificates will consist of the subordination of the Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Certificates (total subordination initially 6.00%).

Shifting Interest: Until the Distribution Date occurring in December 2008 the Subordinate Certificates will be locked out from receipt of prepayments on the mortgage loans. After such time, and subject to standard collateral performance triggers (as described in the prospectus supplement), the Subordinate Certificates will receive increasing portions of unscheduled principal prepayments from each loan group. The prepayment percentages on the Subordinate Certificates, per loan group, are as follows:

December 2003 – November 2008	0% *pro rata* Share
December 2008 – November 2009	30% *pro rata* Share
December 2009 - November 2010	40% *pro rata* Share
December 2010 – November 2011	60% *pro rata* Share
December 2011 – November 2012	80% *pro rata* Share
December 2012 – and after	100% *pro rata* Share

Allocation of Realized Losses: Any realized losses from a loan group, other than excess losses, on the related Mortgage Loans will be allocated as follows: *first*, to the Subordinate Certificates in reverse order of their numerical Class designations, in each case until the respective principal balance has been reduced to zero; *second*, (i) the portion of any realized losses on the Group I Mortgage Loans represented by the Class PO-1 Certificates will be allocated to the Class PO-1 Certificates and the remaining portion of such losses will be allocated to the Class A-1 Certificates in reduction of their respective principal balances; (ii) the portion of any realized losses on the Group II Mortgage Loans represented by the Class PO-2 Certificates will be allocated to the Class PO-2 Certificates and the remaining portion of such losses will be allocated to the Class A-2 Certificates in reduction of their respective principal balances; (iii) the portion of any realized losses on the Group III Mortgage Loans represented by the Class PO-3 Certificates will be allocated to the Class PO-3 Certificates and the remaining portion of such losses will be allocated to the Class A-3 Certificates in reduction of their respective principal balances.

Excess Losses on a Class IO Mortgage Loan will be allocated on any distribution date by allocating (i) the related Senior Percentage of the Excess Loss to the Class A-1 Certificates, if the Realized Loss is on a Group I Mortgage Loan, to the Class A-2 Certificates if the Realized Loss is on a Group II Mortgage Loan, and to the Class A-3 Certificates if the Realized Loss is on a Group III Mortgage Loan and (ii) the Group I, Group II, or Group III Subordinate Percentage, as applicable, of the Excess Loss to the Subordinate Certificates. Excess Losses on a Class PO Mortgage Loan will be allocated to the related Class PO Certificates in an amount equal to the related Class PO Percentage of the Excess Losses and the remainder of the Excess Losses will be allocated by allocating (i) the related Senior Percentage of the Excess Loss to the Class A-1 Certificates, if the Realized Loss is on a Group I Mortgage Loan, to the Class A-2 Certificates if the Realized Loss is on a Group II Mortgage Loan, and to the Class A-3 Certificates if the Realized Loss is on a Group III Mortgage Loan, and (ii) the Group I, Group II, or Group III Subordinate Percentage, as applicable, of the Excess Loss to the Subordinate Certificates.

Group I Senior Principal Distribution Amount: With respect to any Distribution Date, the product of (i) the then applicable senior percentage and (ii) the principal received on the Group I Mortgage Loans not allocable to the Class PO-1 Certificates.

Group II Senior Principal Distribution Amount: With respect to any Distribution Date, the product of (i) the then applicable senior percentage and (ii) the principal received on the Group II Mortgage Loans not allocable to the Class PO-2 Certificates.

Group III Senior Principal Distribution Amount: With respect to any Distribution Date, the product of (i) the then applicable senior percentage and (ii) the principal received on the Group III Mortgage Loans not allocable to the Class PO-3 Certificates.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) To the Senior Certificates, other than the Principal Only Certificates, generally from the related loan group, accrued and unpaid interest at the related Pass-Through Rate.
2) To the Principal Only Certificates, principal from the related loan group allocable to such class.
3) To the Senior Certificates (other than the Interest Only Certificates and Principal Only Certificates), the related Principal Distribution Amount.*
4) To the Subordinate Certificates, accrued and unpaid interest at the respective Pass-Through Rates and the respective shares of principal allocable to such Classes.

* Under certain loss scenarios (as described in the prospectus supplement) principal from one loan group may be used to pay the Offered Certificates related to another loan group.

Preliminary Summary of Terms

Statistical Information: The information set forth herein with respect to the Mortgage Loans is expected to be representative of the characteristics of the Mortgage Loans that will be included in the trust on the Closing Date. It is not expected that the initial principal balance of any class of Certificates (as shown on the first page) will increase or decrease by more than 10% by the Closing Date. As of the Cut-off Date, the transaction consisted of 6,080 mortgage loans with an aggregate principal balance of approximately $333,401,447 (the "Mortgage Loans").

Group I Mortgage Loans: The aggregate principal balance of the Group I Mortgage Loans as of the Cut-off Date was approximately $96,723,941, which consists of fixed-rate mortgage loans that have original terms to maturity of less than or equal to 180 months and loan balances as of the Cut-off Date which conform to Fannie Mae or Freddie Mac guidelines.

Group II Mortgage Loans: The aggregate principal balance of the Group II Mortgage Loans as of the Cut-off Date was approximately $204,085,893, which consists of fixed-rate mortgage loans that have original terms to maturity greater than 180 months and loan balances as of the Cut-off Date which conform to Fannie Mae or Freddie Mac guidelines.

Group III Mortgage Loans: The aggregate principal balance of the Group III Mortgage Loans as of the Cut-off Date was approximately $32,591,614, which consists of fixed-rate mortgage loans that have loan balances as of the Cut-off Date which **may or may not** conform to Fannie Mae or Freddie Mac guidelines.

Originator/Servicer Profile: Union Planters Corporation is a $34.1 billion, multi-state bank holding company. As of December 31, 2002, the Corporation was the largest bank holding company headquartered in Tennessee and was among the thirty largest bank holding companies in the United States. Union Planters ended 2002 with market capitalization of $5.6 billion with net year-end earnings of $529 million. The principal banking markets of the Corporation are in Alabama, Arkansas, Florida, Illinois, Indiana, Iowa, Kentucky, Louisiana, Mississippi, Missouri, Tennessee, and Texas.

Union Planters Mortgage, Inc., a wholly owned subsidiary of Union Planters Bank, National Association, originates, processes, and services mortgage loans in the central and southeastern United States. As of December 31, 2002, Union Planters Mortgage serviced a $4.979 billion mortgage loan portfolio. Union Planters is an approved servicer by S&P.

In 2002, Union Planters Bank originated $12 billion in mortgage loans throughout twenty states and was ranked 29th largest servicer in the United States by end of third quarter 2002. In addition to conventional, FHA, and VA mortgage loans, Union Planters Corporation offers borrowers, through its Union Planters Bank branch network, correspondent lenders, and mortgage brokers, a complete line of non-conforming, fixed-and adjustable-rate Easy-Express Mortgage loan products. Special features of Easy-Express programs include streamlined documentation, quick turnaround, reduced closing costs, and assumability. Union Planters Mortgage, Inc. provides lending services in Alabama, Arkansas, Colorado, Florida, Georgia, Illinois, Indiana, Kentucky, Missouri, Mississippi, North Carolina, South

Mortgage Loan Statistics of the Total Collateral

As of the Cut-off Date

Collateral Summary *(All numbers are approximate and subject to change)*

Statistics for the adjustable rate mortgage loans are listed as of the Cut-off Date of November 1, 2003.

	Wtd. Avg. (if applicable)	Range (if applicable)
Number of Mortgage Loans:	6,080	
Aggregate Current Principal Balance:	$333,401,447.42	
Current Principal Balance:	$54,835.76	$5,435.28 - $910,199.41
Original Principal Balance:	$65,365.36	$11,000 - $1,000,000
Gross Coupon:	7.86%	4.00% - 11.99%
Remaining Term (months):	216	1 - 357
Seasoning (months):	39	3 - 343
Amortized LTV*:	71.34%	3.82% - 99.74%
Borrower FICO:	692	601 - 824
1st Lien:	100%	

* The Amortized LTV is the ratio, expressed as a percentage, of the outstanding principal balance of the mortgage loan as of the Cut-off date over the value of the related mortgaged property, where value is defined as the lesser of the sales price of such mortgaged property and the appraised value of such mortgaged property, as such price or appraised value, as applicable, was determined in connection with the origination of such mortgage loan.

Mortgage Loan Statistics of Group I Mortgage Loans

As of the Cut-off Date

Collateral Summary *(All numbers are approximate and subject to change)*

Statistics for the adjustable rate mortgage loans are listed as of the Cut-off Date of November 1, 2003.

	Wtd. Avg. (if applicable)	Range (if applicable)
Number of Mortgage Loans:	3,103	
Aggregate Current Principal Balance:	$96,723,940.92	
Current Principal Balance:	$31,171.11	$5,535.28 - $307,899.02
Original Principal Balance:	$43,825.44	$11,000 - $322,200.00
Gross Coupon:	8.24%	4.25% - 11.75%
Remaining Term (months):	114	1 - 192
Seasoning (months):	47	3 - 204
Amortized LTV*:	57.06%	3.82% - 97.56%
Borrower FICO:	708	601 - 824
1st Lien:	100%	

* The Amortized LTV is the ratio, expressed as a percentage, of the outstanding principal balance of the mortgage loan as of the Cut-off date over the value of the related mortgaged property, where value is defined as the lesser of the sales price of such mortgaged property and the appraised value of such mortgaged property, as such price or appraised value, as applicable, was determined in connection with the origination of such mortgage loan.

Group I Collateral

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
0.01 - 25,000.00	652	$13,298,456.00	9.78%
25,000.01 - 50,000.00	1,726	62,986,361.00	46.32
50,000.01 - 75,000.00	453	27,283,818.00	20.06
75,000.01 - 100,000.00	139	12,100,202.00	8.90
100,000.01 - 125,000.00	57	6,316,374.00	4.64
125,000.01 - 175,000.00	41	6,056,966.00	4.45
175,000.01 - 200,000.00	11	2,081,461.00	1.53
200,000.01 - 225,000.00	13	2,799,791.00	2.06
225,000.01 - 250,000.00	4	952,000.00	0.70
250,000.01 - 275,000.00	1	275,000.00	0.20
275,000.01 - 299,999.99	1	295,000.00	0.22
300,000.00 - 322,700.00	5	1,544,900.00	1.14
Total:	**3,103**	**$135,990,329.00**	**100.00%**

Principal Balances of Mortgage Loans as of Cut-off Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0.01 - 25,000.00	1,533	$27,005,939.07	27.92%
25,000.01 - 50,000.00	1,235	41,080,753.86	42.47
50,000.01 - 75,000.00	192	11,394,819.07	11.78
75,000.01 - 100,000.00	73	6,352,079.38	6.57
100,000.01 - 125,000.00	22	2,430,350.46	2.51
125,000.01 - 175,000.00	30	4,356,276.25	4.50
175,000.01 - 200,000.00	8	1,505,671.90	1.56
200,000.01 - 225,000.00	4	836,221.37	0.86
275,000.01 - 299,999.99	4	1,148,065.82	1.19
300,000.00 - 322,700.00	2	613,763.74	0.63
Total:	**3,103**	**$96,723,940.92**	**100.00%**

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
4.000 - 4.499	1	$42,980.38	0.04%
4.500 - 4.999	1	292,694.73	0.30
5.000 - 5.499	6	379,342.00	0.39
5.500 - 5.999	32	2,721,391.94	2.81
6.000 - 6.499	57	2,741,110.08	2.83
6.500 - 6.999	191	6,748,980.35	6.98
7.000 - 7.499	242	8,036,870.14	8.31
7.500 - 7.999	482	16,286,254.11	16.84
8.000 - 8.499	554	16,717,220.77	17.28
8.500 - 8.999	647	18,281,212.10	18.90
9.000 - 9.499	381	10,328,784.75	10.68
9.500 - 9.999	234	6,904,148.78	7.14
10.000 - 10.499	134	3,516,880.04	3.64
10.500 - 10.999	72	1,954,706.13	2.02
11.000 - 11.499	47	1,285,067.40	1.33
11.500 - 11.999	22	486,297.22	0.50
Total:	**3,103**	**$96,723,940.92**	**100.00%**

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
001 - 060	644	$14,209,584.89	14.69%
061 - 120	1,322	34,453,936.03	35.62
121 - 180	1,136	48,037,103.41	49.66
181 - 240	1	23,316.59	0.02
Total:	**3,103**	**$96,723,940.92**	**100.00%**

Seasoning of Mortgage Loans

Seasoning(mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
000 - 006	5	$464,110.66	0.48%
007 - 012	225	10,861,041.23	11.23
013 - 018	260	10,123,645.07	10.47
019 - 024	223	8,124,362.69	8.40
025 - 030	258	8,632,167.38	8.92
031 - 036	248	7,617,459.25	7.88
037 - 042	268	8,810,576.64	9.11
043 - 048	178	5,212,115.05	5.39
049 - 054	197	6,739,961.57	6.97
055 - 060	120	3,659,088.22	3.78
061+	1,121	26,479,413.16	27.38
Total:	**3,103**	**$96,723,940.92**	**100.00%**

Amortized Loan-to-Value Ratios of Mortgage Loans

Amortized LTVs	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0.01 - 25.00	386	$7,266,408.32	7.51%
25.01 - 30.00	211	4,955,210.23	5.12
30.01 - 35.00	235	5,403,544.43	5.59
35.01 - 40.00	216	5,054,184.20	5.23
40.01 - 45.00	222	5,916,550.89	6.12
45.01 - 50.00	215	5,918,549.51	6.12
50.01 - 55.00	246	7,317,463.95	7.57
55.01 - 60.00	194	5,696,144.42	5.89
60.01 - 65.00	235	7,419,220.39	7.67
65.01 - 70.00	244	9,351,452.03	9.67
70.01 - 75.00	285	11,598,928.41	11.99
75.01 - 80.00	191	9,470,008.41	9.79
80.01 - 85.00	125	6,156,501.41	6.37
85.01 - 90.00	80	3,688,782.82	3.81
90.01 - 95.00	16	1,199,252.82	1.24
95.01 - 100.00	2	311,738.68	0.32
Total:	**3,103**	**$96,723,940.92**	**100.00%**

Owner Occupancy of Mortgage Loans

Owner Occupancy	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Primary	2,467	$74,966,955.54	77.51%
Investment	507	15,834,339.26	16.37
Second Home	129	5,922,646.12	6.12
Total:	**3,103**	**$96,723,940.92**	**100.00%**

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Single Family Residence	2,871	$89,186,304.05	92.21%
Condominium	138	5,163,616.50	5.34
Two-to-Four Family Residence	94	2,374,020.37	2.45
Total:	**3,103**	**$96,723,940.92**	**100.00%**

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Purchase	1,256	$39,762,607.10	41.11%
Rate/Term Refinance	1,079	31,719,668.14	32.79
Cashout Refinance	705	23,013,470.98	23.79
Construction to Permanent	50	1,946,381.39	2.01
Not Available	13	281,813.31	0.29
Total:	**3,103**	**$96,723,940.92**	**100.00%**

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Full Documentation	4	$1,191,795.39	1.23%
Stated Documentation	2,524	71,508,419.38	73.93
Limited Documentation	575	24,023,726.15	24.84
Total:	**3,103**	**$96,723,940.92**	**100.00%**

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Alabama	360	$11,073,836.60	11.45%
Arizona	1	53,257.85	0.06
Arkansas	189	6,053,871.18	6.26
Colorado	1	88,725.26	0.09
Florida	251	10,788,366.05	11.15
Georgia	33	1,467,053.48	1.52
Idaho	1	127,241.28	0.13
Illinois	343	8,704,882.44	9.00
Indiana	68	2,196,623.26	2.27
Iowa	24	755,480.99	0.78
Kentucky	158	4,763,337.26	4.92
Louisiana	19	454,585.49	0.47
Mississippi	525	14,490,640.69	14.98
Missouri	294	7,373,059.71	7.62
Montana	1	91,758.15	0.09
Nebraska	1	54,373.10	0.06
North Carolina	13	656,104.34	0.68
Oregon	1	54,990.92	0.06
South Carolina	8	287,824.10	0.30
South Dakota	1	63,524.16	0.07
Tennessee	659	21,845,533.24	22.59
Texas	139	4,753,655.19	4.91
Virginia	13	525,216.18	0.54
Total:	**3,103**	**$96,723,940.92**	**100.00%**

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
601 - 625	233	$8,192,378.14	8.47%
626 - 650	319	10,975,001.31	11.35
651 - 675	366	12,801,362.14	13.23
676 - 700	396	12,424,667.00	12.85
701 - 725	407	12,864,702.79	13.30
726 - 750	387	11,479,243.62	11.87
751 - 775	457	13,406,889.68	13.86
776 - 800	421	11,660,713.19	12.06
801 - 825	117	2,918,983.05	3.02
Total:	**3,103**	**$96,723,940.92**	**100.00%**

Mortgage Loan Statistics of Group II Mortgage Loans

As of the Cut-off Date

Collateral Summary *(All numbers are approximate and subject to change)*

Statistics for the adjustable rate mortgage loans are listed as of the Cut-off Date of November 1, 2003.

	Wtd. Avg. (if applicable)	Range (if applicable)
Number of Mortgage Loans:	2,902	
Aggregate Current Principal Balance:	$204,085,892.82	
Current Principal Balance:	$70,325.95	$9,888.39 - $369,732.01
Original Principal Balance:	$78,011.79	$14,875 - $320,000
Gross Coupon:	7.82%	4.00% - 11.99%
Remaining Term (months):	254	13 - 357
Seasoning (months):	38	3 - 343
Amortized LTV*:	77.15%	6.36% - 99.74%
Borrower FICO:	684	601 - 816
1st Lien:	100%	

*The Amortized LTV is the ratio, expressed as a percentage, of the outstanding principal balance of the mortgage loan as of the Cut-off date over the value of the related mortgaged property, where value is defined as the lesser of the sales price of such mortgaged property and the appraised value of such mortgaged property, as such price or appraised value, as applicable, was determined in connection with the origination of such mortgage loan.

Group II Collateral

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
0.01 - 25,000.00	108	$2,289,015.00	1.01%
25,000.01 - 50,000.00	936	35,896,584.00	15.86
50,000.01 - 75,000.00	763	46,812,204.00	20.68
75,000.01 - 100,000.00	414	35,889,269.00	15.85
100,000.01 - 125,000.00	252	28,210,903.00	12.46
125,000.01 - 175,000.00	246	35,710,513.00	15.77
175,000.01 - 200,000.00	69	13,036,501.00	5.76
200,000.01 - 225,000.00	34	7,234,470.00	3.20
225,000.01 - 250,000.00	28	6,635,576.00	2.93
250,000.01 - 275,000.00	23	6,021,300.00	2.66
275,000.01 - 299,999.99	15	4,351,340.00	1.92
300,000.00 - 322,700.00	14	4,302,550.00	1.90
Total:	**2,902**	**$226,390,225.00**	**100.00%**

Principal Balances of Mortgage Loans as of Cut-off Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0.01 - 25,000.00	424	$7,331,870.69	3.59%
25,000.01 - 50,000.00	834	31,068,492.76	15.22
50,000.01 - 75,000.00	689	42,385,584.85	20.77
75,000.01 - 100,000.00	351	30,651,834.63	15.02
100,000.01 - 125,000.00	227	25,365,329.91	12.43
125,000.01 - 175,000.00	223	32,535,439.40	15.94
175,000.01 - 200,000.00	58	10,805,678.67	5.29
200,000.01 - 225,000.00	28	5,965,003.83	2.92
225,000.01 - 250,000.00	26	6,119,490.72	3.00
250,000.01 - 275,000.00	18	4,711,715.35	2.31
275,000.01 - 299,999.99	16	4,632,413.87	2.27
300,000.00 - 322,700.00	7	2,143,306.13	1.05
350,000.01 - 500,000.00	1	369,732.01	0.18
Total:	**2,902**	**$204,085,892.82**	**100.00%**

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
4.000 - 4.499	4	$646,507.78	0.32%
4.500 - 4.999	2	282,814.90	0.14
5.000 - 5.499	5	634,839.12	0.31
5.500 - 5.999	67	8,248,505.49	4.04
6.000 - 6.499	122	12,093,199.17	5.93
6.500 - 6.999	190	17,100,773.24	8.38
7.000 - 7.499	285	23,765,419.01	11.64
7.500 - 7.999	557	42,397,228.90	20.77
8.000 - 8.499	636	41,019,887.05	20.10
8.500 - 8.999	570	35,607,883.70	17.45
9.000 - 9.499	261	12,722,624.95	6.23
9.500 - 9.999	120	6,573,689.86	3.22
10.000 - 10.499	57	2,306,986.30	1.13
10.500 - 10.999	13	394,223.20	0.19
11.000 - 11.499	8	159,122.74	0.08
11.500 - 11.999	5	132,187.41	0.06
Total:	**2,902**	**$204,085,892.82**	**100.00%**

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
001 - 060	142	$2,422,108.48	1.19%
061 - 120	220	5,535,503.22	2.71
121 - 180	225	8,884,852.54	4.35
181 - 240	1,124	74,599,447.29	36.55
241 - 300	836	73,527,257.13	36.03
301 - 360	355	39,116,724.16	19.17
Total:	**2,902**	**$204,085,892.82**	**100.00%**

Seasoning of Mortgage Loans

Seasoning(mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
000 - 006	10	$1,452,347.79	0.71%
007 - 012	495	49,199,258.32	24.11
013 - 018	336	29,876,718.37	14.64
019 - 024	292	24,437,562.91	11.97
025 - 030	289	22,365,024.14	10.96
031 - 036	203	15,872,412.72	7.78
037 - 042	189	13,748,873.43	6.74
043 - 048	132	8,818,306.68	4.32
049 - 054	71	3,609,164.72	1.77
055 - 060	38	2,101,980.12	1.03
061+	847	32,604,243.62	15.98
Total:	**2,902**	**$204,085,892.82**	**100.00%**

Amortized Loan-to-Value Ratios of Mortgage Loans

Amortized LTVs	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0.01 - 25.00	113	$2,128,270.15	1.04%
25.01 - 30.00	79	1,839,923.88	0.90
30.01 - 35.00	64	1,918,553.84	0.94
35.01 - 40.00	65	2,123,042.92	1.04
40.01 - 45.00	69	2,436,267.62	1.19
45.01 - 50.00	85	3,939,548.89	1.93
50.01 - 55.00	95	5,361,705.83	2.63
55.01 - 60.00	95	4,966,120.39	2.43
60.01 - 65.00	127	7,516,381.15	3.68
65.01 - 70.00	192	11,646,947.42	5.71
70.01 - 75.00	302	20,886,321.04	10.23
75.01 - 80.00	547	45,140,034.90	22.12
80.01 - 85.00	205	16,484,472.03	8.08
85.01 - 90.00	538	47,384,215.95	23.22
90.01 - 95.00	286	26,138,480.46	12.81
95.01 - 100.00	40	4,175,606.35	2.05
Total:	**2,902**	**$204,085,892.82**	**100.00%**

Owner Occupancy of Mortgage Loans

Owner Occupancy	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Primary	2,705	$189,903,912.03	93.05%
Second Home	124	9,931,727.69	4.87
Investment	73	4,250,253.10	2.08
Total:	**2,902**	**$204,085,892.82**	**100.00%**

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Single Family Residence	2,698	$189,971,358.00	93.08%
Condominium	170	12,697,757.67	6.22
Two-to-Four Family Residence	34	1,416,777.15	0.69
Total:	**2,902**	**$204,085,892.82**	**100.00%**

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Purchase	1,908	$129,976,205.55	63.69%
Cashout Refinance	434	35,361,438.86	17.33
Rate/Term Refinance	468	32,305,810.67	15.83
Construction to Permanent	77	5,901,817.80	2.89
Not Available	15	540,619.94	0.26
Total:	**2,902**	**$204,085,892.82**	**100.00%**

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Stated Documentation	1,951	$114,329,754.63	56.02%
Limited Documentation	942	87,240,218.88	42.75
Full Documentation	9	2,515,919.31	1.23
Total:	**2,902**	**$204,085,892.82**	**100.00%**

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Alabama	368	$30,954,144.13	15.17%
Arkansas	103	5,903,697.82	2.89
California	1	113,981.95	0.06
Colorado	4	398,822.38	0.20
Connecticut	1	69,151.27	0.03
Florida	445	34,554,009.06	16.93
Georgia	108	12,200,766.79	5.98
Illinois	282	13,074,380.47	6.41
Indiana	98	7,988,605.13	3.91
Iowa	24	1,275,032.65	0.62
Kentucky	52	3,119,794.03	1.53
Louisiana	42	2,996,538.93	1.47
Maryland	2	32,569.05	0.02
Mississippi	256	16,076,560.22	7.88
Missouri	201	11,539,192.17	5.65
Nebraska	1	33,924.46	0.02
Nevada	6	446,948.35	0.22
North Carolina	37	3,856,583.83	1.89
North Dakota	1	54,922.77	0.03
Ohio	1	11,507.92	0.01
Oklahoma	5	526,762.12	0.26
Oregon	1	90,066.49	0.04
South Carolina	7	552,660.88	0.27
South Dakota	2	111,910.04	0.05
Tennessee	576	39,555,825.17	19.38
Texas	257	16,770,261.42	8.22
Virginia	21	1,777,273.32	0.87
Total:	**2,902**	**$204,085,892.82**	**100.00%**

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
601 - 625	333	$26,297,640.03	12.89%
626 - 650	491	39,765,572.92	19.48
651 - 675	472	36,252,790.13	17.76
676 - 700	465	33,383,817.98	16.36
701 - 725	338	22,165,877.38	10.86
726 - 750	275	16,895,851.31	8.28
751 - 775	268	15,006,730.21	7.35
776 - 800	196	11,098,671.95	5.44
801 - 825	64	3,218,940.91	1.58
Total:	**2,902**	**$204,085,892.82**	**100.00%**

Mortgage Loan Statistics of Group III Mortgage Loans

As of the Cut-off Date

Collateral Summary *(All numbers are approximate and subject to change)*

Statistics for the adjustable rate mortgage loans are listed as of the Cut-off Date of November 1, 2003.

	Wtd. Avg. (if applicable)	Range (if applicable)
Number of Mortgage Loans:	75	
Aggregate Current Principal Balance:	$32,591,613.68	
Current Principal Balance:	$434,554.85	$126,946.68 - $910,199.41
Original Principal Balance:	$467,211.28	$325,000 - $1,000,000
Gross Coupon:	6.96%	5.00% - 10.00%
Remaining Term (months):	279	57 - 353
Seasoning (months):	21	7 - 124
Amortized LTV*:	77.30%	29.45% - 98.37%
Borrower FICO:	694	611 - 810
1st Lien:	100%	

*The Amortized LTV is the ratio, expressed as a percentage, of the outstanding principal balance of the mortgage loan as of the Cut-off date over the value of the related mortgaged property, where value is defined as the lesser of the sales price of such mortgaged property and the appraised value of such mortgaged property, as such price or appraised value, as applicable, was determined in connection with the origination of such mortgage loan.

Group III Collateral

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
322,700.01 - 350,000.00	12	$4,075,963.00	11.63%
350,000.01 - 500,000.00	40	16,290,783.00	46.49
500,000.01 -1,000,000.00	23	14,674,100.00	41.88
Total:	**75**	**$35,040,846.00**	**100.00%**

Principal Balances of Mortgage Loans as of Cut-off Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
125,000.01 - 175,000.00	2	$294,921.36	0.90%
175,000.01 - 200,000.00	2	377,392.58	1.16
225,000.01 - 250,000.00	1	239,919.63	0.74
250,000.01 - 275,000.00	1	265,627.41	0.82
275,000.01 - 299,999.99	1	299,614.83	0.92
300,000.00 - 322,700.00	5	1,579,850.85	4.85
322,700.01 - 350,000.00	9	3,054,275.98	9.37
350,000.01 - 500,000.00	33	13,407,589.92	41.14
500,000.01 -1,000,000.00	21	13,072,421.12	40.11
Total:	**75**	**$32,591,613.68**	**100.00%**

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
5.000 - 5.499	3	$1,294,488.67	3.97%
5.500 - 5.999	9	4,278,728.44	13.13
6.000 - 6.499	16	7,780,157.41	23.87
6.500 - 6.999	13	6,068,451.56	18.62
7.000 - 7.499	9	3,861,492.84	11.85
7.500 - 7.999	6	2,125,310.69	6.52
8.000 - 8.499	6	2,389,145.21	7.33
8.500 - 8.999	4	1,389,915.58	4.26
9.000 - 9.499	6	2,263,183.54	6.94
9.500 - 9.999	2	795,028.94	2.44
10.000 - 10.499	1	345,710.80	1.06
Total:	**75**	**$32,591,613.68**	**100.00%**

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
001 - 060	1	$167,974.68	0.52%
061 - 120	3	916,161.99	2.81
121 - 180	15	6,545,633.95	20.08
181 - 240	4	1,528,837.48	4.69
241 - 300	17	6,822,331.10	20.93
301 - 360	35	16,610,674.48	50.97
Total:	**75**	**$32,591,613.68**	**100.00%**

Seasoning of Mortgage Loans

Seasoning(mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
007 - 012	35	$17,128,226.14	52.55%
013 - 018	14	5,596,867.10	17.17
019 - 024	7	3,043,249.12	9.34
025 - 030	4	1,477,280.76	4.53
031 - 036	1	473,794.98	1.45
037 - 042	4	1,604,357.49	4.92
043 - 048	1	359,918.21	1.10
049 - 054	1	802,743.40	2.46
055 - 060	1	357,614.41	1.10
061+	7	1,747,562.07	5.36
Total:	**75**	**$32,591,613.68**	**100.00%**

Amortized Loan-to-Value Ratios of Mortgage Loans

Amortized LTVs	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
25.01 - 30.00	2	$392,574.09	1.20%
40.01 - 45.00	1	167,974.68	0.52
45.01 - 50.00	1	195,262.55	0.60
50.01 - 55.00	1	445,615.45	1.37
55.01 - 60.00	7	3,220,188.44	9.88
60.01 - 65.00	5	1,893,035.05	5.81
65.01 - 70.00	4	1,792,199.68	5.50
70.01 - 75.00	7	2,691,039.96	8.26
75.01 - 80.00	19	8,783,387.15	26.95
80.01 - 85.00	8	3,926,126.54	12.05
85.01 - 90.00	10	4,798,790.25	14.72
90.01 - 95.00	7	3,144,098.85	9.65
95.01 - 100.00	3	1,141,320.99	3.50
Total:	**75**	**$32,591,613.68**	**100.00%**

Owner Occupancy of Mortgage Loans

Owner Occupancy	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Primary	69	$30,284,504.26	92.92%
Second Home	5	2,124,979.39	6.52
Investment	1	182,130.03	0.56
Total:	**75**	**$32,591,613.68**	**100.00%**

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Single Family Residence	70	$30,821,007.23	94.57%
Condominium	4	1,442,133.77	4.42
Two-to-Four Family Residence	1	328,472.68	1.01
Total:	**75**	**$32,591,613.68**	**100.00%**

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Purchase	29	$11,816,508.44	36.26%
Rate/Term Refinance	25	11,457,922.30	35.16
Cashout Refinance	13	6,000,161.75	18.41
Construction to Permanent	8	3,317,021.19	10.18
Total:	**75**	**$32,591,613.68**	**100.00%**

***Document Type of Mortgage* Loans**

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Full Doc	75	$32,591,613.68	100.00%
Total:	**75**	**$32,591,613.68**	**100.00%**

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Alabama	9	$4,618,580.49	14.17%
Arkansas	3	1,436,274.10	4.41
Florida	14	6,467,678.23	19.84
Georgia	2	694,798.14	2.13
Illinois	7	2,773,818.92	8.51
Indiana	9	3,863,253.11	11.85
Iowa	2	706,385.04	2.17
Kentucky	2	747,427.47	2.29
Louisiana	2	844,239.40	2.59
Michigan	1	613,852.21	1.88
Mississippi	5	2,148,570.17	6.59
Missouri	4	1,627,959.19	5.00
North Carolina	1	445,615.45	1.37
Tennessee	11	4,407,450.04	13.52
Texas	3	1,195,711.72	3.67
Total:	**75**	**$32,591,613.68**	**100.00%**

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
601 - 625	8	$3,024,517.27	9.28%
626 - 650	16	7,486,773.57	22.97
651 - 675	9	3,710,631.74	11.39
676 - 700	9	4,014,837.68	12.32
701 - 725	8	3,512,189.84	10.78
726 - 750	8	3,653,785.84	11.21
751 - 775	9	4,138,623.85	12.70
776 - 800	5	2,072,635.59	6.36
801 - 825	3	977,618.30	3.00
Total:	**75**	**$32,591,613.68**	**100.00%**